UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)*


                         Mendocino Brewing Company, Inc.
                         -------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    586579104
                                 --------------
                                 (CUSIP Number)

                                  Sara Finigan
                       Coblentz, Patch, Duffy & Bass, LLP
                          222 Kearny Street, 7th Floor
                         San Francisco, California 94108
                                  415/391-4800
  -----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 August 14, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         NAME OF REPORTING PERSON
 1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         United Breweries of America, Inc. ("UBA")
         68-0393017
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY
 3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS*
 4       OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(E)                                             [_]
 5       N.A.
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
 6       Delaware
--------------------------------------------------------------------------------
                           SOLE VOTING POWER
                      7
                           4,340,865 shares of common stock, except that Dr.
                           Vijay Mallya ("Mallya") may be deemed to have shared
                           power to vote these shares because UBA is owned by a
                           foreign corporation, the ownership of which is
                           controlled by fiduciaries who may exercise discretion
                           in favor of Mallya among others. Such shares include
     NUMBER OF             1,253,047 shares that are issuable upon the
                           conversion of the principal amount, together with the
       SHARES              accrued but unpaid interest, of the convertible notes
                           issued to UBA.
    BENEFICIALLY     -----------------------------------------------------------
                           SHARED VOTING POWER
       OWNED          8
                           See response to Row 7.
      BY EACH        -----------------------------------------------------------
                           SOLE DISPOSITIVE POWER
     REPORTING        9
                           4,340,865 shares of common stock, except that Mallya
       PERSON              may be deemed to have shared power to dispose of
                           these shares because UBA is owned by a foreign
        WITH               corporation, the ownership of which is controlled by
                           fiduciaries who may exercise discretion in favor of
                           Mallya among others. Such shares include 1,253,047
                           shares that are issuable upon the conversion of the
                           principal amount, together with the accrued but
                           unpaid interest, of the convertible notes issued to
                           UBA.
                     -----------------------------------------------------------
                           SHARED DISPOSITIVE POWER
                     10
                           See response to row 9.
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       4,340,865  shares
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12       N.A.                                                              [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       34.7%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14       CO
--------------------------------------------------------------------------------

         NAME OF REPORTING PERSON
 1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Dr. Vijay Mallya ("Mallya") N.A.
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY
 3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS*
 4       OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(E)                                             [_]
 5       N.A.
--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
 6       India
--------------------------------------------------------------------------------
                            SOLE VOTING POWER
                      7
                            0
                     -----------------------------------------------------------
                            SHARED VOTING POWER
                      8
                           9,840,865 shares of common stock, all of which are
                           directly owned by either UBA or Inversiones Mirabel,
                           S.A., a Panamanian corporation ("Inversiones"). Such
                           shares include 1,253,047 shares that are issuable
                           upon the conversion of the principal amount, together
                           with the accrued but unpaid interest, of the
      NUMBER OF            convertible notes issued to UBA. Mallya may be deemed
                           to be a beneficial owner of UBA and Inversiones
        SHARES             because each such entity is owned by a foreign
                           entity, the ownership of which is controlled by
     BENEFICIALLY          fiduciaries who may exercise discretion in favor of
                           Mallya among others. Accordingly, Mallya may be
        OWNED              deemed to have shared power to vote these shares.
                           Inversiones' interest in the Issuer's common stock is
       BY EACH             reported on a separate Schedule 13D.
                    -----------------------------------------------------------
      REPORTING            SOLE DISPOSITIVE POWER
                     9
        PERSON             0
                    -----------------------------------------------------------
         WITH              SHARED DISPOSITIVE POWER
                     10
                           9,840,865 shares of common stock, all of which are
                           directly owned by UBA and Inversiones. Such shares
                           include 1,253,047 shares that are issuable upon the
                           conversion of the principal amount, together with the
                           accrued but unpaid interest, of the convertible notes
                           issued to UBA. Mallya may be deemed to be a
                           beneficial owner of UBA and Inversiones because each
                           such entity is owned by a foreign entity, the
                           ownership of which is controlled by fiduciaries who
                           may exercise discretion in favor of Mallya among
                           others. Accordingly, Mallya may be deemed to have
                           shared power to dispose of these shares.
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11      9,840,865 shares
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12      N.A.                                                              [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13      78.6%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
 14      IN
--------------------------------------------------------------------------------

United Breweries of America, Inc., a Delaware corporation (the "Reporting Person") and Dr. Vijay Mallya ("Mallya") hereby amend the single joint statement on Schedule 13D as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, and 8 (collectively the "Schedule 13D") filed with the Securities and Exchange Commission with respect to certain shares of common stock ("Common Stock"), no par value, and certain convertible notes of Mendocino Brewing Company, Inc. (the "Issuer"), as follows:


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The sixth paragraph of Item 3 is amended to read, in its entirety, as follows:

The Reporting Person agreed at a regularly scheduled meeting of the Board of Directors of the Issuer, to increase the maximum principal amount of the existing credit facility from $1,200,000 to $1,600,000. All of the other terms and conditions of the credit facility shall remain the same. On April 28, 2000, September 11, 2000, September 30, 2000, December 31, 2000, February 12, 2001, and July 1, 2001 the Issuer made draws of the credit facility in the amounts of $151,317.59, $300,000, $19,938, $5,031, $317,677.94, and $6,279.54,
respectively. On February 14, 2002, The Reporting Person and the Issuer entered into an Extension of Term of Notes Under Master Line of Credit Agreement, as amended in August of 2002, March of 2003, and August of 2003 (the "Extension Agreement"). Pursuant to the Extension Agreement, the terms of all of the notes made under the credit facility have been extended until August 14, 2004. Accrued but unpaid interest on such notes totals $364,200 as of June 30, 2003. Accordingly, the aggregate amount drawn on the credit facility as shown in this paragraph and the paragraph immediately preceding it, together with accrued interest thereon, is equal to $1,879,571 as of June 30, 2003.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The first paragraph of Item 5(a) is amended to read, in its entirety, as follows:

(a) See responses to Rows 7, 8, 9, and 10 for each of the Reporting Person and Mallya. As of June 30, 2003, the Reporting Person beneficially owns 4,340,865 shares of the Issuer's Common Stock, which constitute approximately 34.7% of the Issuer's outstanding Common Stock.

Inversiones is the beneficial owner of 5,500,000 shares of the Issuer's Common Stock.

Mallya may be deemed to have a shared power to vote and dispose of 9,840,865 shares of the Issuer's Common Stock because approximately 97% of the Reporting Person is owned by a foreign corporation, and the shares of such foreign corporation and Inversiones are controlled by fiduciaries who may exercise discretion in favor of Mallya amongst others. The 9,840,865 shares constitute approximately 78.6% of the outstanding Common Stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Third Amendment to Extension of Term of Notes Under Master Line of Credit Agreement, dated August 14, 2003, between the Reporting Person and the Issuer. Such Third Amendment to Extension of Term of Notes Under Master Line of Credit Agreement is incorporated herein by reference.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         August 14, 2003                UNITED BREWERIES OF AMERICA, INC.
-----------------------------



                                        By: /s/ Dr. Vijay Mallya
                                            ---------------------------------
                                            Name:  Dr. Vijay Mallya
                                            Title: Chairman and Chief
                                                   Executive Officer




                                        DR. VIJAY MALLYA



                                        /s/ Dr. Vijay Mallya
                                        -------------------------------------
                                        Dr. Vijay Mallya





  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)








                                                     Found on Sequentially
                                                     ---------------------
Exhibit No.                                              Numbered Pages
-----------                                              --------------
1.   Third Amendment to Extension of Term of Notes             6
     Under Master Line of Credit Agreement dated
     August 14, 2003

                                    EXHIBIT 1
                                    ---------


                               THIRD AMENDMENT TO
                               ------------------
        EXTENSION OF TERM OF NOTES UNDER MASTER LINE OF CREDIT AGREEMENT
        ----------------------------------------------------------------

This Third Amendment to Extension of Term of Notes under Master Line of Credit Agreement (this "Amendment") is entered into and effective as of August 14, 2003 (the "Effective Date") by and between MENDOCINO BREWING COMPANY, INC., a California corporation ("Borrower"), and UNITED BREWERIES OF AMERICA, INC., a Delaware corporation ("Lender").

                                    RECITALS
                                    --------

         A. Borrower and Lender entered into an Extension of Term of Notes Under Master Line of Credit Agreement dated February 14, 2002, and amended as of August 15, 2002 and March 31, 2003 (the "Original Agreement"), which provides that the terms of certain of the Notes made by Borrower in favor of Lender shall be extended until June 30, 2003.

         B. Subject to the terms and conditions of this Amendment, the parties wish to further extend the terms of certain of the Notes.

         C. Any capitalized terms not otherwise defined herein shall have the meanings set forth in the Original Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged, Borrower and Lender agree as follows:

         1. Extension of Term. Section 1 of the Original Agreement is amended to read as follows:

         The Notes provide that Lender has the right, at any time on or after the respective maturity dates of the Notes, to convert the Notes into shares of Borrower's common stock. However, Section 3 of the Notes provides that in the event that Lender has not converted the entire principal amount of any Note on or before its respective maturity date, Lender has the right to extend the term of such Note for a period of time mutually agreed upon between Lender and Borrower. Borrower and Lender had previously agreed to extend the term of each of the Notes itemized Nos. 1 through 8 on Exhibit A, effective as of the maturity date of each respective Note, for an indefinite period of time pending the Borrower's and Lender's discussions regarding conversion of the Notes; this Agreement hereby confirms that agreement. The parties hereby modify their previous agreement and agree to extend the term of each of the Notes itemized Nos. 1 through 13 on Exhibit A, effective as of the maturity date of each respective Note, for a period of time ending on August 14, 2004.

         2. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflicts of laws principles of that or any other jurisdiction.

         3. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, and all taken together shall constitute one and the same instrument.

         4. Miscellaneous. This Amendment, in connection with the Original Agreement, contains all of the agreements, conditions, promises and covenants between the parties with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements, representations or understandings with respect to the subject matter hereof. In the event of any conflict between the terms of the Original Agreement and this Amendment, the terms of this Amendment shall govern. Except as set forth in this Amendment, the terms of the Original Agreement shall remain in full force and effect. This Amendment may not be amended, modified, altered or otherwise changed in any respect except by written agreement signed by authorized representatives on behalf of Borrower and Lender. If any one or more of the provisions contained in this Amendment shall be invalid, illegal or unenforceable in any respect, the validity, legality or enforce ability of the remaining provisions contained herein shall not in any way be affected or impaired.



IN WITNESS WHEREOF, duly executed representatives of each of the parties hereto have executed and delivered this Amendment as of the Effective Date.



Borrower:                               Lender:

MENDOCINO BREWING COMPANY, INC.         UNITED BREWERIES OF AMERICA, INC.
a California corporation                a Delaware corporation


By:    /s/ N. Mahadevan                 By:    /s/ Anil Pisharody
       --------------------------              -----------------------------
Name:  N. Mahadevan                     Name:  Anil Pisharody
       --------------------------              -----------------------------
Title: Secretary                        Title: Secretary
       --------------------------              -----------------------------